

Mail Stop 4720

February 10, 2016

<u>Via E-mail</u>
Michael Davis Lawyer
Chief Executive Officer, Chief Financial Officer and Director
Aquarius Cannabis Inc.
515 South Flower Street
36th Floor
Los Angeles, CA 90071

> **Re: Aquarius Cannabis Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 3, 2016**
> **File No. 333-200932**

Dear Mr. Lawyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

<u>Executive Compensation</u>

<u>Summary Compensation Table, page 40</u>

1. We note your response to prior comment 2. In accordance with Instruction 2 to Item 402(n) of Regulation S-K, you should continue to disclose compensation awarded to your named executive officers for fiscal year 2013 in the Summary Compensation Table since such information was provided in your prior amended registration statement. As such, please amend your registration statement to restore this information.

<u>Signatures, page II-7</u>

2. Please amend your filing to include the signatures of at least a majority of the board of directors or persons performing similar functions as required by Instruction 1 to the Instructions to Signatures on Form S-1.

<u>Exhibit 5.1</u>

3. Please revise the legal opinion to state that counsel has examined all the necessary documents and has considered all relevant matters of fact and law that it deemed sufficient to render the opinion expressed in the exhibit.

You may contact James Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Gregg E. Jaclin, Esq.
        John O'Leary, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC
        101 Grovers Mill Road, Suite 200
        Lawrenceville, NJ 08648